EXHIBIT 99.1

Westport Signs Third Global Heavy-Duty OEM Collaboration Agreement to Demonstrate H2 HPDI™ Fuel System on IC Engine Platform

VANCOUVER, British Columbia, March 06, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT), a global leader in low-emissions alternative fuel transportation technologies, today announced its collaboration with a global original equipment manufacturer (OEM) to evaluate the performance, efficiency and emissions of the OEM’s engine equipped with Westport’s H2 HPDI fuel system. This collaboration marks Westport’s third major OEM engagement evaluating its H2 HPDI fuel system to date. Funded by the OEM, the work starts immediately and continues through year end.

“Vehicle makers around the world are recognizing that there are many possible paths to reaching the important goal of significantly reducing or eliminating emissions,” said David M. Johnson, chief executive officer of Westport Fuel Systems. “Demonstrating our H2 HPDI fuel system is the first step on the path to commercialization and supports the growing view that a ‘one size fits all’ approach to emissions reduction does not exist. Maintaining existing diesel engine architectures and related manufacturing infrastructure is critical to enabling OEMs to offer timely, efficient, cost-effective peak performance in transport applications.”

Hydrogen use in an internal combustion engine with Westport’s H2 HPDI fuel system offers a cost-effective solution that delivers substantial CO2 reductions while allowing OEMs to preserve their existing engine architecture, leverage existing engineering talent and experience, installed investments, and decades of technology development in vehicle powertrain design, supply chain, and manufacturing.

Westport’s production HPDI system fueled with LNG and bioLNG is a mature and proven commercialized platform, providing a solid foundation to develop the hydrogen-fueled version of the HPDI system. This collaboration is designed to demonstrate that Westport’s H2 HPDI fuel system is a cost-effective solution that delivers dramatic CO2 abatement while achieving power, torque, and efficiency that exceeds the performance of a diesel engine.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the timing and completion of the development work on the referenced hydrogen fueled engine equipped with Westport's H2 HPDI fuel system and the performance, characteristics, and cost effectiveness of such engine. These forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause Westport's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to the success and completion of the engine development program, the pricing and availability of hydrogen as a transportation fuel, our ability to address technological challenges, the general economy, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in Westport's continuous disclosure filings available under Westport's SEDAR profile at www.sedar.com and under Westport's EDGAR profile at www.sec.gov. In addition, the effects and the impact of inflation and supply chain disruptions are difficult to predict at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by law.

Contacts:

Westport Media Relations	Westport Investor Relations
T: +1 947-339-8097	T: +1 604-718-2046
E: media@wfsinc.com	E: invest@wfsinc.com